U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-17729

☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: FEC Resources Inc.

Address of Principal Executive Office (Street and Number):

Suite 2300, Bentall 5, 550 Burrard Street

Vancouver, British Columbia, V6C 2B5, Canada

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

FEC Resources Inc. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 within the prescribed time period without unreasonable effort or expense for the reasons described below.

The Company, a Canadian foreign private issuer, has experienced a delay in obtaining updated EDGAR filer access codes (CIK confirmation code, password, and passphrase) from the U.S. Securities and Exchange Commission required to electronically submit its Annual Report on Form 20-F. The Company has taken the necessary steps to obtain the updated codes, including the submission of a new Form ID together with the requisite notarized authentication materials, and has only recently received updated codes.

As a result of this delay, the Company will be unable to electronically submit its Annual Report on Form 20-F by the prescribed due date. The Company’s audited financial statements for the fiscal year ended December 31, 2025 have been completed and have been authorized for issue by the Board of Directors, and the Company’s independent registered public accounting firm has issued its report thereon dated March 31, 2026.

The Company’s edgar agent is in the process of completing final electronic formatting, including iXBRL.

The Company expects to file its Annual Report on Form 20-F within the fifteen (15) calendar day extension period prescribed under Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Paul Wallace	+61	447 296 715
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended December 31, 2025, the Company expects to report a net loss of $282,798, compared to a net loss of $244,437 for the fiscal year ended December 31, 2024, an increase in net loss of $38,361, or 15.7%.

Total general and administrative expenses for the fiscal year ended December 31, 2025, were $241,376, compared to $182,241 for the fiscal year ended December 31, 2024, an increase of $59,135. The increase was principally driven by higher professional fees of $112,794 in fiscal 2025 (fiscal 2024: $54,310), reflecting increased audit, legal, and regulatory filing-related costs incurred during the year. The increase in general and administrative expenses was partially offset by a decrease in interest expense to $41,422 for the fiscal year ended December 31, 2025 from $62,196 for the fiscal year ended December 31, 2024, principally as a result of the settlement of the outstanding loan from PXP Energy Corporation through the issuance of common shares on July 31, 2025.

The Company’s comprehensive results for the fiscal year are expected to reflect a comprehensive loss of $2,608,469, compared to comprehensive income of $5,861,726 for the fiscal year ended December 31, 2024. The change is principally attributable to the change in fair value of the Company’s investment in Forum Energy Limited (“FEL”), which is measured at fair value through other comprehensive income. For the fiscal year ended December 31, 2025, the Company recognized a non-cash valuation loss of $2,325,671 in other comprehensive income, compared to a non-cash valuation gain of $6,106,163 in the fiscal year ended December 31, 2024.

The change in fair value of the investment in FEL is a non-cash item recorded in other comprehensive income and does not impact net loss or operating cash flows for the period. The Company continues to operate as a holding company with an indirect interest in oil and gas exploration activities through its 6.8% interest in FEL and did not generate revenue during the fiscal year ended December 31, 2025.

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FEC Resources Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Paul Wallace
Paul Wallace Director (Duly Authorized Signatory)

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